Exhibit 99.1

UNIVERSAL ORLANDO RELEASES FINANCIAL RESULTS FOR

THE FIRST QUARTER OF 2011

ORLANDO, FLORIDA (May 13, 2011) – Universal Orlando released financial results for the first quarter of 2011 today, showing continued strong performance and enthusiasm for its destination.

For the three months ending March 31, 2011, Universal City Development Partners Ltd. (d/b/a Universal Orlando), which owns and operates Universal Studios Florida, Universal’s Islands of Adventure and Universal CityWalk, reported a 68 percent increase in attendance over the same period from 2010, to 2.8 million from 1.7 million. Revenue increased 90 percent to $309 million from $163 million. EBITDA for the quarter increased to $107 million from $18 million, with net income rising to $46 million.

“We are very happy with how our year has started and we going to work to maintain that momentum as we move forward,” said Bill Davis, president of Universal Orlando. “We continue to see excitement for everything we offer – from attraction experiences to special events, such as Mardi Gras.”

About Universal Orlando Resort

There are many ways to enjoy your Orlando vacation – but there is only one Universal Orlando Resort. It is a completely separate destination featuring two theme parks, three magnificently themed on-site hotels and a nighttime entertainment complex. It’s the only Orlando destination where you are not just entertained – you are part of the most exhilarating entertainment ever created. You can soar above Hogwarts with Harry Potter, swing above the streets with Spider-Man, battle aliens alongside Agent J, help Shrek save Princess Fiona and create mischief with Bart Simpson. More information is available at www.universalorlando.com.

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Media Contacts:	Universal Orlando Public Relations – (407) 363-8220 http://media.universalorlando.com